SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


RECEIVED
JUN 27 2003
WASH, D.C.
188
SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002


03025872

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-13828

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEMC RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEMC ELECTRONIC MATERIALS, INC.

501 PEARL DRIVE (CITY OF O'FALLON), ST. PETERS, MISSOURI **63376**

(Address of principal executive offices) (Zip Code)



MEMC RETIREMENT SAVINGS PLAN

Table of Contents and Definitions

Table of Contents:

Definitions:

Plan	–	MEMC Retirement Savings Plan
Trustees	–	Putnam Investments
ERISA	–	Employee Retirement Income Security Act of 1974
Company	–	MEMC Electronic Materials, Inc.
Plan Administrator	–	Employee Benefits Committee of the Company



10 South Broadway
Suite 900
St Louis, MO 63102-1761

Independent Auditors' Report

Employee Benefits Committee
MEMC Retirement Savings Plan:

We have audited the accompanying statements of assets available for plan benefits of the MEMC Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the MEMC Retirement Savings Plan as of December 31, 2002 and 2001, and changes in assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
June 3, 2003

MEMC RETIREMENT SAVINGS PLAN

Statements of Assets Available for Plan Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Investments at fair value:			
Money market funds	$	1,165,972	1,942,376
Shares of registered investment companies		23,213,624	26,219,677
Common stock		11,348,110	6,431,919
Common/collective trusts		23,494,194	34,244,039
Loans to participants		4,652,586	5,396,504
Total investments at fair value		63,874,486	74,234,515
Investments at contract value:			
Value of investment in Primco Stable Value Fund		31,130,754	30,617,335
Assets available for plan benefits	$	95,005,240	104,851,850

See accompanying notes to financial statements.

MEMC RETIREMENT SAVINGS PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Income:		
Earnings (loss) from investments:		
Interest income	$ 1,918,146	2,294,532
Dividend income	667,558	573,335
Net depreciation in fair value of investments	(3,977,184)	(17,970,288)
Total loss from investments	(1,391,480)	(15,102,421)
Contributions:		
Employer	2,459,126	3,403,431
Participants	5,324,773	7,190,501
Participant rollovers	13,006	135,627
Total contributions	7,796,905	10,729,559
Total income (loss)	6,405,425	(4,372,862)
Expense:		
Benefit payments to participants	16,252,035	10,633,729
Net decrease	(9,846,610)	(15,006,591)
Net assets available for plan benefits:		
Beginning of year	104,851,850	119,858,441
End of year	$ 95,005,240	104,851,850

See accompanying notes to financial statements.

MEMC RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

(a) General

The Plan was established on April 1, 1989 under the provisions of Section 401(k) of the Internal Revenue Code and is a defined contribution retirement savings plan, subject to the provisions of ERISA, sponsored by the Company. Generally, all employees of the Company compensated in U.S. dollars from a payroll location within the United States are eligible to participate in the Plan.

(b) Contributions

Each participant may elect to contribute from 1% to 15% of his/her covered compensation as described in the Plan on a before-tax or after-tax basis through May 31, 2000. On and after June 1, 2000, participants may no longer make after-tax contributions. The before-tax contribution is limited to the amount specified by Section 402(g) of the Internal Revenue Code ($11,000 and $10,500 in 2002 and 2001, respectively). A participant is eligible to receive employer matching contributions of 100% of the first 3% of the employee's contribution, 50% of the next 2% contributed, and 20% of the next 1% contributed, up to 4.2% of the participant's covered compensation for the plan year.

(c) Participants' Accounts

Each participant account is comprised of the following subaccounts: a before-tax account, an after-tax account, a Safe Harbor matching account, a matching account, and a rollover account, as applicable. Participants may elect to participate and/or adjust contribution elections at any time. Each participant account is credited with participant contributions as specified by the participant; an allocation of the Company's contributions; and the income, loss, appreciation, and depreciation attributable thereto.

(d) Vesting

Participant matching accounts are immediately and fully vested.

(e) Investment Options

Participants may direct investment or reinvestment of contributions credited to his/her individual account in any one or a combination of the investment options in increments of 1% of the amount credited.

The following investment options were available January 1, 2001 through September 30, 2002:

Putnam OTC & Emerging Growth Fund – Funds are invested mainly in stocks of small to midsize emerging growth companies traded on the over-the-counter market and on national exchanges.

Putnam International Growth Fund – Funds are invested in a diversified portfolio of stocks of companies located mainly outside the United States of America.

Putnam Vista Fund – Funds are invested in a variety of stocks that have the potential for above-average growth, including those of widely traded larger companies; smaller, less well-known companies; and currently, mostly midsize firms.

Putnam Investors Fund – Funds are invested mainly in blue-chip stocks – those of large, well-established companies – selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

Putnam S&P 500 Index Fund – Funds are invested to seek a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.

The George Putnam Fund of Boston – Funds are invested in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds.

PIMCO Total Return Fund – Funds are invested in bonds which target intermediate-maturity fixed-income securities from all major sectors of the bond market.

Primco Stable Value Fund – Funds are invested in assets consisting of a number of investment contracts with a diversified, highly rated group of insurance companies, banks, and other financial institutions.

MEMC Stock Fund – Funds are invested in common stock of MEMC Electronic Materials, Inc.

The following investment options were available October 1, 2002 through December 31, 2002:

RS Diversified Growth Fund – Funds are invested primarily in small- and mid-cap size companies. The fund's focus is to achieve long-term capital growth by creating a portfolio broadly diversified over industries and companies.

Putnam International Growth Fund – Funds are invested in a diversified portfolio of stocks of companies located mainly outside the United States of America.

Putnam Vista Fund – Funds are invested in a variety of stocks that have the potential for above-average growth, including those of widely traded larger companies; smaller, less well-known companies; and currently, mostly midsize firms.

Putnam Voyager Fund – Funds are invested primarily in stock of large and midsize companies across a range of industries. The fund targets companies that are enjoying rising sales and profits and that are expected to grow over time.

Putnam S&P 500 Index Fund – Funds are invested to seek a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.

The George Putnam Fund of Boston – Funds are invested in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds.

PIMCO Total Return Fund – Funds are invested in bonds which target intermediate-maturity fixed-income securities from all major sectors of the bond market.

Dodge and Cox Stock Fund – Funds are invested in a broadly diversified portfolio of common stocks. The fund's focus is long-term growth and principal and income.

DFA Small Cap Value Fund – Funds are invested in securities of small-cap companies located in the United States. The fund seeks growth of principal by focusing on companies that have a high book value in relation to their market value.

Primco Stable Value Fund – Funds are invested in assets consisting of a number of investment contracts with a diversified, highly rated group of insurance companies, banks, and other financial institutions.

MEMC Stock Fund – Funds are invested in common stock of MEMC Electronic Materials, Inc.

Participant directed interfund transfers in and out of the MEMC Stock Fund are limited to one per calendar month. Participants may elect to adjust all other investment options daily.

(f) ***Loans to Participants***

Participants may apply for and receive loans from their vested account. Generally, no more than two loans may be outstanding to a participant at any one time. The amount of loans to an individual participant shall not exceed the lesser of $50,000 or one-half of the vested portion of the account balance of the participant as of the date the loan is requested by the participant without regard to any contributions allocated to the account of the participant on or after such date. The minimum amount of any loan shall be $1,000.

(g) ***Payment of Benefits***

Under the terms of the Plan, participants or their designated beneficiaries are entitled to receive the amounts credited to their accounts upon normal retirement at age 65, early retirement, disability, or death. Participants terminating prior to retirement are entitled to receive that portion of their account which is vested. Distributions are made in the form of a lump-sum payment. If the participant's vested balance exceeds $5,000, the participant may elect to defer receipt of the distribution.

For contributions made prior to January 1, 2001, a participant may elect an in-service withdrawal of any amount from the value of his/her rollover account, his/her after-tax contributions (except the company matched after-tax contributions within the last 24 months), or his/her vested matching contributions (except the matching contributions within the last 24 months). Before-tax contributions and earnings on those contributions may not be withdrawn.

(Continued)

A participant who has reached age 59 ½ may take a withdrawal from their employee and vested company amounts equal to the value of the account less contributions made during the previous 24 months.

In addition, hardship withdrawals are allowed for employees under age 59 ½ under certain circumstances in an amount equal to the value of accumulated before-tax contributions and the safe harbor match account. Account earnings are not eligible for inclusion in the withdrawal amount. Participants incurring a hardship withdrawal will not be eligible to make further contributions to the plan for at least 12 months after the receipt of such distribution.

(2) Summary of Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments which are recorded when paid.

(b) Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Valuation of Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investments are valued as follows:

- Investments in the stock fund and shares of a registered investment company are valued based on the fair value as determined by quoted market price on a daily basis.
- Investments in common/collective or pooled funds maintained by the Trustee are valued at the price furnished by the Trustee. The cost of securities sold is based on the average cost of all such securities held at the time of sale.
- The value in the loan fund represents the unpaid principal of employee loans. Loans to participants are valued at cost which approximates fair value.
- Investments in the Primco Stable Value Fund are valued at contract value as the contracts are fully benefit responsive. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay for benefits. At December 31, 2002 and 2001, the contract value approximated the fair value. Fair values for traditional investment contracts were determined by comparing each contract, on a duration basis, to yield curve. The yield curve contains eight data points (ranging 1.22% to 4.14% and 1.74% to 6.13% for 2002 and 2001, respectively) and was established using quotes from the Invesco (Primco) rate desk. Nonparticipating synthetic contract fair values were determined by comparing each contract,

(Continued)

on a duration basis, to a Treasury Yield curve at year end plus 40 basis points. A yield was interpolated between the two closest data points for each duration and then used to discount the estimated cash flows of that contract back to a discounted value as of the report date. For those contracts with no stated payment dates, the projected value at the end of the required days' notice period was assumed to pay in full and this payment was then discounted following the process described above. Fair value for security-backed investments is reflected as reported by the contract issuer, internal pricing matrix, or the Trustee of Invesco (Primco) Group Trustee. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 2.44% to 7.85% in 2002 and 5.7% to 7.5% in 2001.

(d) Administrative Expenses

The reasonable expenses incident to the operation of this Plan shall be paid out of the Trust Fund, unless the Employer in its sole discretion elects at any time to pay part or all of such expenses. Prior to June 1, 2000, administrative expenses for the Trustee's fees were paid directly by the Company.

(3) Trust Fund Managed by the Trustees

The plan assets are maintained in a trust fund. The investments and changes therein of this trust fund have been reported to the Plan by the Trustees.

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(5) Tax Status

The Internal Revenue Service issued its latest determination letter on June 6, 2001, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

(Continued)

(6) Investments

The following table presents investments as of December 31, 2002 and 2001. Investments that represent 5% or more of the Plan's assets are separately identified.

		2002	2001
Investments, at fair value:			
Putnam The George Putnam Fund of Boston	$	10,858,174	13,663,057
Putnam S&P 500 Index Fund		23,494,194	34,244,039
Putnam OTC and Emerging Growth Fund		—	5,532,657
MEMC Electronic Materials, Inc. common stock		11,348,110	6,431,919
Loans to participants		4,652,586	5,396,504
Other		13,521,422	8,966,339
		63,874,486	74,234,515
Investments, at contract value:			
Bank of America NT & SA		7,426,201	6,221,814
Monumental Life		3,826,588	5,464,342
JP Morgan Chase Bank		6,566,979	4,790,139
Other		13,310,986	14,141,040
		31,130,754	30,617,335
Total investments	$	95,005,240	104,851,850

Net Depreciation in Fair Value

The Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $3,977,184 in 2002 and by $17,970,288 in 2001, as follows:

		2002	2001
Investments at fair value as determined by quoted market price:			
Shares of registered investment companies	$	(4,319,078)	(6,593,281)
Common/collective trusts		(7,149,989)	(5,053,099)
MEMC Electronic Materials, Inc. common stock		7,491,883	(6,323,908)
Net depreciation in fair value	$	(3,977,184)	(17,970,288)

(7) Subsequent Events

Effective January 1, 2003, the Company amended the Plan as permitted by federal legislation in the following ways. First, the Company restated the definition of contributions from covered compensation which allowed base pay only to all compensation as defined in the plan. Second, the maximum before-tax contribution rate was increased from 15% to 50% of all eligible compensation. Third, the Company amended the plan stating that the Company will contribute 2% of compensation as a special employer contribution on behalf of those individuals who were frozen in the MEMC Pension Plan or hired on or after January 2, 2002.

Schedule 1

MEMC RETIREMENT SAVINGS PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2002

Description of issue		Current value
PIMCO Total Return Fund	$	4,368,934
Putnam The George Putnam Fund of Boston *		10,858,174
Putnam Investors Fund *		—
Putnam Vista Fund *		1,544,718
Putnam OTC and Emerging Growth Fund *		—
Putnam S&P 500 Index Fund *		23,494,194
Putnam International Growth Fund *		1,286,929
Putnam Voyager *		805,840
DFA Small Cap		143,269
RS Diversified		3,647,280
Dodge and Cox		558,480
MEMC Electronic Materials, Inc. common stock		11,348,110
Putnam Fiduciary Trust Short-Term Investment Fund *		1,165,972
John Hancock Mutual Life – #8313, 7.49%		1,909,331
Metropolitan Life – #28451, 7.01%		4,649,780
Union Bank of Switzerland AG – 6.44%		3,096,268
Allstate life Insurance, Co. – 6.56%		1,225,396
ING Life Insurance #60030-2.44%		1,606,181
Bank of America NT & SA – #01-131,4.76%		7,426,201
Monumental Life – #00100TR, 5.8%		3,826,588
JP Morgan Chase Bank – #441894ZA, 5.82%		6,566,979
Security Life of Denver – #SA0257, 5.67%		824,030
Participant loans, interest rates ranging from 4.8% to 9.5%		4,652,586
Total investments	$	95,005,240

* Represents party-in-interest allowable by ERISA

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEMC Retirement Savings Plan



Date: June 26, 2003

Margaret B. Stonum
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of KPMG LLP
99.1	Certification by the Plan Administrator

Exhibit 23

Independent Auditors' Consent

Employee Benefits Committee
MEMC Electronic Materials, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-19159) on Form S-8 of MEMC Electronic Materials, Inc. of our report dated June 3, 2003, with respect to the statements of assets available for plan benefits of MEMC Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for plan benefits for each of the years then ended, and the related schedule as of December 31, 2002, which report appears in the 2002 Annual Report on Form 11-K of MEMC Retirement Savings Plan.

KPMG LLP

St. Louis, Missouri
June 26, 2003

Exhibit 99.1

CERTIFICATION

The undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the Untied States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in her capacity as Plan Administrator of the MEMC Retirement Saving Plan, that, to her knowledge, the Annual Report for the MEMC Retirement Savings Plan on Form 11-K for the period ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the assets available for benefits and changes in assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K. A signed original of this statement has been provided to MEMC Electronic Materials, Inc. ("MEMC") and will be retained by MEMC and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 26, 2003

By: 
Name: Margaret B. Stonum
Title: Plan Administrator